FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 17, 2008

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
Grand-Duchy of Luxembourg
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.        Press release dated November 17, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

Date: November 17, 2008	By:	/s/ Marc Beuls
Name: Marc Beuls
Title: President and Chief Executive Officer

Item 1.

PRESS RELEASE
New York and Stockholm – 17 November, 2008

MILLICOM INTERNATIONAL CELLULAR S.A.

MILLICOM WINS TENDER FOR MOBILE LICENSE IN RWANDA

New York and Stockholm – 17 November, 2008 - Millicom International Cellular S.A. (Millicom) (Nasdaq Stock Market: MICC and Stockholmsbörsen: MIC), the global telecommunications company, today announces that it has been successful in the tender for the 3rd national mobile license in Rwanda against three other bidders.

Millicom will hold 87.5% of the equity in a newly created joint venture company in partnership with Marathon Corporation, an established local company with numerous business interests in Rwanda.  The joint venture will pay US$ 60m dollars for the 15 year license.

Rwanda has some 10 million inhabitants and is a country of some 26,000 sq.km, located between Millicom’s existing operations in DRC and Tanzania, giving potential to create synergies between the three businesses over time.  Mobile penetration in Rwanda is low, at some 9%, and there are currently only two operators: Rwandatel and MTN, of which MTN is the dominant operator with around 1 million subscribers.  The structure of the mobile industry presents Millicom with the opportunity to build a business with a significant market share.

Rwanda has a well developed road and grid infrastructure and a government with ambitions to continue investments, including in ICT, with the development of telecoms, internet and broadband services in the coming years.  Millicom’s license win contributes to this development program.  The country's population is very young and the economy is based on agriculture, trade and mining.  In addition, gas extraction has recently started in Lake Kivu.

Marc Beuls, President and CEO of Millicom commented, "We are very pleased to have been awarded the third mobile license in Rwanda.  It is a country with great potential for mobile telephony as it is a very densely populated country with an extremely low mobile penetration which will enable us to build out a network quickly and economically, and its strategic position between our operations in Tanzania and DRC offers potential operational synergies.  Rwanda will become Millicom's eighth country in Africa and will strengthen our overall position in the continent which, we believe, will be the fastest growing part of Millicom's business in the coming years."

CONTACTS

Marc Beuls                              Telephone:  +352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best                           Telephone:  +44 7798 576 378
Investor Relations
Shared Value Ltd, London
Visit our web site at http://www.millicom.com

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 16 countries in Asia, Latin America and Africa.  It also operates cable and broadband businesses in five countries in Central America.  The Group’s mobile operations have a combined population under license of approximately 291 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors.  Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof.  All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.